

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

November 30, 2007

Ms. Brenda C. Barnes
Chief Executive Officer
Sara Lee Corporation
3500 Lacey Road
Downers Grove, IL 60515-5424

> **Re:** **Sara Lee Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **Filed August 29, 2007**
> **Form 10-Q for the Fiscal Quarter Ended September 29, 2007**
> **Filed November 7, 2007**
> **Schedule 14A Definitive Proxy Statement**
> **Filed September 14, 2007**
> **File No. 001-03344**

Dear Ms. Barnes:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2007

Customers, page 4

1.   We note the disclosure that Wal-Mart is the company's largest customer and is a
        customer of several of the company's business segments and in a number of
        different countries. Provide a brief discussion of the structure of the company's
        sales and marketing efforts with Wal-Mart and any other similarly situated
        customers to ensure that there is adequate coverage of company sales and
        marketing efforts as well as consistency of marketing and sales terms and
        message.

Changes in internal control over financial reporting, page 18

2.   We note your statement regarding changes in internal control over financial
        reporting that you concluded there were no material changes in the quarter ended
        June 30, 2007, "except as described below." Please revise your disclosure to
        state, in clear and unqualified language, your conclusions regarding material
        changes in internal control over financial reporting. For example, if true, you can
        state that there were no material changes in internal control over financial
        reporting including the consideration of the identified matters, so long as you
        provide appropriate disclosure explaining how the changes were determined to be
        immaterial in light of the identified matters. Or, if true, you can state that given
        the identified matters, there were material changes in the internal control over
        financial reporting. You should not, however, state the conclusion in your current
        disclosure, which appears to state that there were no material changes except to
        the extent that there were material changes.

Exhibit 13

Financial Summary, page 1

3.   You disclose your net cash flow from operating activities as "Other information"
        within the financial summary. Please disclose all measures of cash flows –
        including investing and financing. Refer to the second paragraph of Financial
        Reporting Codification section 202.03.

4.   In note ten to the financial summary you indicate that "Other information"
        includes results for both continuing operations and discontinued operations,
        combined. Please disclose these same measures only for continuing operations
        along with, or in place of, the current disclosure to enable investors to determine

if there were any significant trends in the historical results of your continuing operations. Refer to Instructions 1 and 2 of Item 301 of Regulation S-K.

Financial Review, page 2

5.   Please supplement your overview to describe the most important matters on which you are focusing in evaluating your financial condition and operating performance. To enhance an investor's understanding of your business, you should provide insight regarding material opportunities, challenges and risks on which you are focused in both the short and long term, as well as the steps you are taking to address them. Please refer to Section III.A of "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations." This can be located at our website at:

http://www.sec.gov/rules/interp/33-8350.htm.

Review of Consolidated Results of Operations and Operating Results by Business Segment, page 10

6.   We note that you identify and quantify various factors that impacted the year to year trends of your results of operations and the related financial statement line items. For example, on page 16 of your Operating Results by Business Segment – 2007 Compared With 2006 for North American Retail Meats you state "the remaining sales increase of $90 million, or 3.6%, was primarily due to increases in U.S. retail unit volumes and a favorable product mix" but did not discuss the business developments or external events that underlie these factors. Please expand your Management's Discussion and Analysis to explain in greater detail what gave rise to the factors that you have identified, and indicate whether or not you expect them to have a continuing impact on your results of operations in the future. Please refer to "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations." This can be located at our website at:

http://www.sec.gov/rules/interp/33-8350.htm.

7.   In your discussions of the results of operations, you often refer to two or more sources as components that contributed to a material change. Rather than using the term "primarily," please disclose all material sources of change and quantify the amount of the change that was contributed by each of the factors or events that you identify. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations; Certain Investment Company Disclosures." This can be located at our website at:

http://www.sec.gov/rules/interp/33-6835.htm.

Proceeds from the Spin Off of Hanesbrands and Restrictions on the Use of the Proceeds, page 33

8.   We note the certain cash balances and cash flows are restricted as to use under contractual borrowing and transaction provisions. Please explain why these amounts are included in cash and cash equivalents, both on the balance sheet and statement of cash flows. Refer to Rule 5-02.1 of Regulation S-X.

Note 1 – Nature of operations and Basis of Presentation

Basis of Presentation – Cash Flows, page 51

9.   We noted that you revised your 2006 and 2005 cash flow statement presentation of certain derivative and note receivable transactions. Please explain why you believe these revisions represent reclassifications. Refer to AU 420.17 and SFAS 154.

10.   Please disclose where the derivative cash flow amounts were classified in your prior year financial statements.

Note 2 - Summary of Significant Accounting Policies, page 51

11.   We note that your financial statements include the accounts of variable interest entities for which you are deemed the primary beneficiary. Please disclose the information required by paragraphs 23 thru 26 of FIN 46(R), or explain why it is not required to be disclosed.

Sales Recognition and Incentives, page 51

12.   Please expand your disclosure of sales recognition to address when and how the revenue recognition criteria in SAB Topic 13.A.1 are generally satisfied, including management's significant assumptions therein.

Sales Recognition and Incentives – Cooperative Advertising, page 51

13.   Please explain why you recognize expenses for cooperative advertising in the period the advertising and promotional activity first takes place, as opposed to recognition in conjunction with the related sales of items subject to said cooperative advertising. Refer to paragraph 27 of AICPA SOP 97-3.

Sales Recognition and Incentives – Shipping and Handling Costs, page 52

14.   We note that you disclose shipping and handling costs for 2007. Please disclose comparative amounts for 2006 and 2005.

Financial Instruments, page 56

15.   We note your disclosure in the latter-half of the third paragraph on page 51 regarding derivative financial instruments previously designated as hedging instruments, which have been determined to be ineffective at hedging and are no longer designated as hedging derivatives.   We also note your disclosure in the last paragraph on the page regarding "mark-to-market or natural hedge" financial instruments. Please explain to us the difference between these two categories of freestanding derivatives not designated for hedging, or clarify if these are the essentially the same. In doing so, please explain your use of the term "natural hedge" and the accounting implications that you associate with the use of this term.

16.   Please also clarify whether or not you classify hedging derivatives determined to be ineffective as mark-to-market or natural hedge financial instruments.

Note 6 - Accumulated Other Comprehensive Income, page 65

17.   We noted that you have disclosed the cumulative translation adjustment related to the 2007 separation/disposal of discontinued operations. Please disclose comparative amounts for the separations/disposals finalized in 2006 and 2005, or indicate that there were none.

Note 7 - Stock Based Compensation, page 65

18.   Please disclose the total number of shares authorized for issuance under the stock option plan as well as the number still available for future grant under same, as of the most recent balance sheet date. Refer to Appendix A240, paragraph A of SFAS 123(R).

Note 16 – Contingencies – Contingent Liabilities, page 69

19.   Revise your disclosure to include assessments of the likelihood of loss using terms defined in SFAS 5 and include all disclosures required by paragraphs 9 to 12 of SFAS 5.

Note 19 – Exit and Disposal Activities, page 73

20. We note your discussion of exit activity costs and accruals, including those related to severance. Please expand your disclosure to explain the criteria you used to determine and measure those costs. Refer to paragraphs 3 to 6 (relating to general recognition measure requirements) and paragraphs 8 to 13 (relating to one-time termination benefits) of SFAS 146.

21. Please include a roll forward of restructuring liability balances in the footnotes to the financial statements. Refer to paragraph 20.b(2) of SFAS 146.

Note 20 – Defined Benefit Pension Plans, page 79

22. Please disclose your target asset allocation for plan assets. Refer to paragraph 5.d of SFAS 132(R).

Note 21 – Postretirement Health-Care and Life-Insurance Plans, page 82

23. Please disclose benefit payment and subsidy receipt information related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 required by paragraph 22 of FSP 106-2.

Note 23 – Income Taxes, page 85

24. We note your disclosure and discussion of the reversal of accruals related to tax audits. Please explain the nature of, and assumptions underlying, the original accruals and why they were later revised. In doing so, please explain the underlying reasons for the variation between the estimated accruals and actual results.

25. Please explain why income tax asset valuation allowances and other income tax related estimates and accruals have been excluded from Schedule II. Refer to Rules 12-09 and 5-04 Regulation S-X.

Form 10-Q for the Quarterly Period Ended September 29, 2007

Note 11 to Consolidated Financial Statements – Litigation, page 22

26. In reference to the Aris Philippines, Inc. litigation, please expand your disclosure to include the requirements of SFAS 5 paragraphs 9, 10 or 11, as applicable. If

amounts have been accrued under paragraph 9, identify the affected Balance
Sheet and Statement of Income lines, where material to those items.

Schedule 14A filed September 14, 2007

Executive Compensation

27.   Please confirm in writing that you will comply with the following comments in all
        future filings. Provide us also with an example of the disclosure you intend to
        use. Please understand that after our review of your responses, we may raise
        additional comments.

Annual Incentives, page 20

28.   Please disclose the actual performance goals established for each named
        executive officer and disclose whether the goals were met. If you believe that you
        are not required to disclose the goals, please provide us with analysis supporting
        your position. See Instruction 4 to Item 402(b) of Regulation S-K. To the extent
        that you have an appropriate basis for omitting the information, discuss how
        difficult it would be for you to achieve the undisclosed goal.

29.   You state that the Compensation Committee usually exercised its discretion to
        reduce the bonus amounts payable to the amounts determined by the
        Performance-Based Incentive Plan ("PBIP") that was approved in 1995.
        Similarly, the PBIP that is the subject of Proposal 3 contemplates that the
        Committee will have the right to reduce any participant's award by any amount in
        its sole discretion. Please describe the circumstances in which the Compensation
        Committee will apply its discretion and elaborate as to how discretion may be
        applied. For example, disclose whether there are any restrictions on the
        Compensation Committee's discretion. Also disclose whether discretion was
        applied in determining the bonus amounts for 2007.

Long-Term Incentives, page 22

30.   You state that specific awards are made to executives based upon their individual
        performance, potential for advancement and criticality to the company's long-
        term success. Please revise your disclosure to discuss in more detail the reasons
        for awarding the named executive officers bonus amounts and incentive awards
        that significantly differ in value. Discuss material differences in compensation
        policies with respect to individual named executive officers. We refer you to
        Section II.B.1 of Commission Release 33-8732A. If policies or decisions relating

to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis. For example, discuss the reasons Ms. Barnes received option awards of approximately $3.4 million when the other named executive officers received option awards in the range of $352,624 to $438,016 in fiscal 2007.

Potential Payments Upon Termination or Change-in-Control, page 40

31.   Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the change of control plans. Refer to Item 402(b)(1)(v) and Item 402(j)(3) of Regulation S-K.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319 or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Karney at (202) 551-3847 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director